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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For November 21, 2001

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)

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                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

               FORM 20-F  X                            FORM 40-F
                         ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
               YES                                          NO  X
                   ---                                         ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                 ----------

  1. Press release, dated November 21, 2001, entitled "CVRD:
     Brazilian Government Debt and Securities".......................     3

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMPANHIA VALE DO RIO DOCE


                                          By: /s/ Eduardo de Carvalho Duarte
                                             ---------------------------------
                                             Name: Eduardo de Carvalho Duarte
                                             Title:   Chief Accountant


Dated: November 21, 2001


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                                                                         Item 1


[GRAPHIC OMITTED]   Companhia
                    Vale do Rio Doce                               Press Release


                 CVRD: Brazilian Government Debt and Securities


Rio de Janeiro, November 21, 2001 - Companhia Vale do Rio Doce (CVRD), having awareness that Brazilian government debt and securities are being offered to the market as its properties by intermediaries said duly authorized by the Company, informs the following:

the Company did not authorize any intermediary to represent it with the purpose of negotiating such debt and securities;

all negotiations involving CVRD financial assets are exclusively made by its Finance Division, located at Avenida Graca Aranha 26, 17th floor, Rio de Janeiro, Brazil.

The purpose of this press release is to prevent and restrain the public from realizing transactions with nonexistent assets.






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                                       For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                            Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946


This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.